UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
Under the Securities Exchange Act of 1934

SECURITY NATIONAL FINANCIAL CORPORATION
(Name of Issuer)

Class A Common Stock, $2.00 Par Value
(Title of Class of Securities)

814785309
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

[ ]	Rule 13d-1(b)
[x]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. George R. and Shirley C. Quist Family Partnership, Ltd.

2.	Check the Appropriate Box if a Member of a Group*		(a) G
	Not applicable		(b) G

3.	SEC Use Only

4.	Citizenship or Place of Organization Utah

Number of Shares		5.

Sole Voting Power

Class A common stock – 1,503,863 shares
Class C common stock – 574,406 shares (1)
(Class C common stock may be converted into Class A common stock at the ratio of one share of Class A common stock for each share of Class C common stock)

Beneficially
Owned by Each Reporting Person With		6.	Shared Voting Power Class A common stock – None Class C common stock – None

		7.	Sole Dispositive Power Class A common stock – 1,503,863 shares Class C common stock – 574,406 shares (1)

		8	Shared Dispositive Power Class A common stock – None Class C common stock – None

9.
Aggregate Amount Beneficially Owned by Each Reporting Person

1,503,863 shares of Class A common stock and 574,406 shares of Class C common stock (Class C common stock may be converted into Class A common stock at the ratio of one share of Class A common stock for each share of Class C common stock)

10.	Check if the Aggregate Amount in Row (11) Excludes
	Not applicable.		☐

11.	Percent of Class Represented by Amount in Row (9) Class A common stock – 15.8% (2); Class C common stock – 33.6%

12.	Type of Reporting Person IN

(1)	Each share of Class C common stock has ten votes. Thus, 574,406 shares of Class C common stock have 5,744,060 votes.

(2)	Assumes that 574,406 shares of Class C common stock that the George R. and Shirley C. Quist Family Partnership, Ltd. beneficially owns are converted into 574,406 shares of Class A common stock, which would result in the family partnership becoming the beneficial owner of a total 2,078,269 shares of Class A common stock, or 15.8% of the outstanding shares of Class A common stock.

Item 1.

(a)	Name of Issuer

Security National Financial Corporation

(b)	Address of Issuer's Principal Executive Offices

5300 South 360 West, Suite 250
Salt Lake City, Utah 84123

Item 2.

(a)	Name of Persons Filing

George R. and Shirley C. Quist Family Partnership, Ltd.

(b)	Address of Principal Business Office or, if none, Residence

7 Wanderwood Way
Sandy, Utah 84092

(c)	Citizenship

The George R. and Shirley C. Quist Family Partnership, Ltd. is a limited partnership formed under the laws of the State of Utah

(d)	Title of Class of Securities

Class A Common Stock, $2.00 par value

(e)	CUSIP Number

814785309

Item 3.   If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:  Not applicable.

(a) ___	Broker or Dealer registered under Section 15 of the Act

(b) ___	Bank as defined in Section 3(a)(6) of the Act

(c) ___	Insurance Company as defined in Section 3(a)(19) of the Act

(d) ___	Investment Company registered under Section 8 of the Investment Company Act of 1940.

(e) ___	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

(f) ___	An employee benefit plan, or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

(g) ___	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G)

(h) ___	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i) ___	A church plan that is excluded from the definition of an investment company under Section 3(6)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j) ___	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned as of July 31, 2016

George R. and Shirley C. Quist Family Partnership, Ltd.

1,503,863 shares of Class A common stock
574,406 shares of Class C common stock
(Class C common stock may be converted into Class A common stock at the ratio of one share of Class A common stock for each share of Class C common stock)

(b)	Percent of Class

Class A common stock – 15.8% (2)
Class C common stock – 33.6%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Class A common stock – 1,503,863 shares
Class C common stock – 574,406 shares (1)
(Class C common stock may be converted into Class A common stock at the ratio of one share of Class A common stock for each share of Class C common stock)

(ii)	shared power to vote or to direct the vote:

Class A common stock – None

Class C common stock – None

(iii)	sole power to dispose or to direct the disposition of:

Class A common stock – 1,503,863 shares
Class C common stock – 574,406 shares (1)

(iv)	shared power to dispose or to direct the disposition of:

Class A common stock – None

Class C common stock – None

(1) Each share of Class C common stock has ten votes. Thus, 574,406 shares of Class C common stock have 5,744,060 votes.

(2) Assumes that 574,406 shares of Class C common stock that the George R. and Shirley C. Quist Family Partnership, Ltd. beneficially owns are converted into 574,406 shares of Class A common stock, which would result in the family partnership becoming the beneficial owner of a total of 2,078,269 shares of Class A common stock, or 15.8% of the outstanding shares of Class A common stock.

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Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ]. Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.   Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2016
/s/ Scott M. Quist
Signature

Scott M. Quist, as Managing General Partner of the George R. and Shirley C. Quist Family Partnership, Ltd.